                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                  ------------
                                  (Rule 13d-1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                               CRAWFORD & COMPANY
                               ------------------
                                (Name of Issuer)

                Class B Common Stock, Par Value $0.01 Per Share
                -----------------------------------------------
                         (Title of Class of Securities)

                                   224633206
                                   ---------
                                 (CUSIP Number)

                              Virginia C. Crawford
                          1865 River Forest Road, N.W.
                             Atlanta, Georgia 30327
                        --------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                    Copy to:
                                David I. Bokman
                                King & Spalding
                           191 Peachtree Street, N.E.
                             Atlanta, Georgia 30303

                               February 13, 1999
                               -----------------
                         (Date of Event Which Requires
                           Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

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
SCHEDULE 13D                            FORMS                              7060
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 224633206                      13D               Page  2  of  5 Pages
                                                                ---    ---
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSONS
         Virginia C. Crawford

--------------------------------------------------------------------------------
2   CHECK THE
    APPROPRIATE BOX
    IF A MEMBER OF A
    GROUP*
         (a)


         (b)       x

--------------------------------------------------------------------------------
3   SEC USE ONLY
--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*
         00
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) or 2(e)




--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
         State of Georgia
--------------------------------------------------------------------------------
    NUMBER OF       7       SOLE VOTING POWER                  8,401,207
      SHARES
   BENEFICIALLY   --------------------------------------------------------------
     OWNED BY       8       SHARED VOTING POWER                -0-
       EACH
    REPORTING     --------------------------------------------------------------
   PERSON WITH      9       SOLE DISPOSITIVE POWER             8,401,207

--------------------------------------------------------------------------------
                    10      SHARED DISPOSITIVE POWER           -0-

--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         8,401,207

--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES


--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         33.4% (1)

--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
         00
--------------------------------------------------------------------------------


(1) Assumes a total of 25,177,992 shares outstanding.



                             (Continued on following pages)

                                  Page 2 of 5 Pages
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                        STATEMENT PURSUANT TO RULE 13d-1
                                     OF THE
                         GENERAL RULES AND REGULATIONS
                                   UNDER THE
                        SECURITIES EXCHANGE ACT OF 1934



Item 1.      Security and Issuer

             The class of equity securities to which this Statement on Schedule 13D relates is the Class B common stock, par value $1.00 per share (the"Common Stock"), of Crawford & Company (the "Issuer"), a Georgia corporation, with its principal executive offices located at 5620 Glenridge Dr., N.E., Atlanta, Georgia 30342.

Item 2.      Identity and Background

             (a) Pursuant to Rules 13d(1)(f)(1) and (2) of Regulations D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby files this Schedule 13D in order to reflect certain changes in the ownership of the Common Stock. Virginia C. Crawford is sometimes hereinafter referred to as the "Reporting Person."

             (b)-(c)

             Virginia C. Crawford's address is 1865 River Forest Road, N.W., Atlanta, Georgia 30327 and she is retired.

             (d)-(e)

             The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

             The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

             (f) The Reporting Person is a citizen of the United States of America.

Item 3.      Source and Amount of Funds or Other Consideration.

             The source and amount of the funds used or to be used by the Reporting Person to purchase shares of the Stock is not applicable. See Item 5(c) below.



                             (Continued on following pages)

                                  Page 3 of 5 Pages

Item 4.      Purpose of Transaction.

             The Reporting Person acquired and continue to hold the Common Stock reported herein for investment purposes. The Reporting Person has no plans or proposals relating to any matters specified in paragraphs (a) through
(j) of Item 4 of Schedule 13D. However, the Reporting Person reserves the right to adopt such plans or proposals in the future, subject to applicable regulatory requirements.

Item 5.      Interest in Securities of the Issuer.

             (a) The Reporting Person may be deemed to be the beneficial owner (as that term is defined in Rule 13d-3 under the Act) of 8,401,207 shares of Common Stock, which constitutes 33.4% of the outstanding shares of the Common Stock

             (b) The Reporting Person has sole power to vote or to direct the vote of, and to dispose or to direct the disposition of, 8,401,207 shares of Common Stock.

             (c) Except as described in this Item 5(c), no transactions in the shares of Common Stock have been effected by the Reporting Person during the past 60 days. The Common Stock subject to this Schedule 13D was transferred to Crawford Partners, L.P., a Georgia limited partnership, on December 2, 1996. The purpose of the transfer was to consolidate the Crawford's family ownership of the stock of Crawford & Company. On February 13, 1999, certain shares of the Common Stock held by Crawford Partners was distributed to the partners of Crawford Partners, L.P., including the Reporting Person. The purpose of this distribution was for business and tax planning purposes.

             (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities described above.

             (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

             In addition to the shares of Common Stock reported herein, the Reporting Person beneficially owns shares of the Issuer's non-voting Class A Common Stock.

             Except as set forth herein or in the Exhibits filed or to be filed herewith, there are no contracts, arrangements, understandings or relationships with respect to the shares of the Common Stock owned by the Reporting Person.

Item 7.      Material to be filed as Exhibits.

             None



                             (Continued on following pages)

                                  Page 4 of 5 Pages
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                                   SIGNATURES

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 19, 1999






                                    /s/ Virginia C. Crawford
                                    ------------------------------------------
                                    Virginia C. Crawford





                                  Page 5 of 5 Pages